UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 12, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 12, 2019, regarding Forward Looking Statements.

Istanbul, November 12, 2019

Announcement Regarding Forward Looking Statements

This announcement is made in accordance with Capital Markets Board’s communiqué II-15.1 on material events disclosure with regards to the public disclosure of forward looking statements.

Our Company revised its guidance for 2019 and announced medium term guidance for 2020-2022 period.

On July 31, 2019, our Company announced its revenue growth target of 17%-19%, EBITDA margin target of 39%-41% and operational capex (excluding license fees) over sales ratio target of 16%-18% for 2019. In our revised guidance for 2019, revenue growth of around 18%, EBITDA margin of 41%-42% and operational capex (excluding license fees) over sales ratio of around 18% is expected. Moreover, our company expects EBIT margin of 20%-21% for 2019.

As our medium term guidance for the next 3-year period between 2020-2022, we expect revenue CAGR* of 13%-16%, EBITDA margin of 39%-42%, EBIT margin of 18%-21% and operational capex (excluding license fees) over sales ratio of 16%-18%.

Please find the link to our presentation, which includes our guidance and expectations as presented to the analyst and investor community today, on our website at:

https://www.turkcell.com.tr/en/aboutus/investor-relations/presentations.

*CAGR is compound annual growth rate that is calculated between 2020 and 2022.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. For a discussion of certain risk factors and challenges that may affect the outcome of such forward looking statements, please visit our Investor Relations website and refer to the financial and other reports available on this website, as well as the financial and other reports available on the websites of the regulators of the stock exchanges on which our shares are listed. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 12, 2019	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 12, 2019	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer